Mail Stop 3561

January 15, 2010

Mr. Victor Humberto Bravo Martin
Aeropuerto International de Monterrey
Zona de Carga
Carretera Miguel Aleman, Km. 24 s/n
66600Apodaca, Nuevo Leon, Mexico

      Re: **Central North Airport Group**
              Form 20-F for the year ended December 31, 2008
              Filed June 11, 2009
              File No. 001-33168

Dear Mr. Bravo:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
Ms. Angelica Cantu Estevez
Cleary Gottlieb Steen & Hamilton LLP
(212) 225-3999